Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars, except per share amounts)

MEDICURE INC.

Three and six months ended June 30, 2022

(unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and six months ended June 30, 2022.

Condensed Consolidated Interim Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents		$4,831	$3,694
Restricted Cash		3	3
Accounts receivable	3 & 8	5,963	4,659
Inventories	4	3,126	3,329
Prepaid expenses		776	869
Total current assets		14,699	12,554
Non-current assets:
Property, plant and equipment		1,376	1,611
Intangible assets	5	10,782	11,212
Goodwill		3,022	2,974
Other assets		29	57
Total non-current assets		15,209	15,854
Total assets		$29,908	$28,408
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$8,296	$6,668
Current portion of royalty obligation	6	283	423
Current portion of acquisition payable	5	644	634
Current portion of contingent consideration	12	298	293
Current income taxes payable		116	114
Current portion of lease obligation		376	380
Total current liabilities		10,013	$8,512
Non-current liabilities
Royalty obligation	6	—	65
Acquisition payable	5	630	591
Contingent Consideration	12	41	40
Lease obligation		640	789
Total non-current liabilities		1,311	1,485
Total liabilities		11,324	9,997
Equity:
Share capital	7(b)	80,917	80,917
Contributed surplus		10,473	10,429
Accumulated other comprehensive income		(6,310)	(6,640)
Deficit		(66,496)	(66,295)
Total Equity		18,584	18,411
Total liabilities and equity		$29,908	$28,408
Commitments and contingencies	9(a) & 9(d)

See accompanying notes to the condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive Loss

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021

Revenue, net		$5,747	$5,086	$11,463	$10,022
Cost of goods sold	4 & 5	1,952	2,047	3,643	3,974
Gross profit		3,795	3,039	7,820	6,048

Expenses
Selling	8	1,674	2,535	3,366	5,303
General and administrative	8	1,561	571	2,873	1,156
Research and development	8	1,324	705	1,669	1,286
		4,559	3,811	7,908	7,745

Other Income:
Recovery of expenses	9(a)	—	(491)	—	(491)

Finance (income) costs:
Finance (income) expense, net		38	117	57	238
Foreign exchange (gain) loss, net		(98)	172	35	175
		(60)	(202)	92	(78)
Net loss before income taxes		$(704)	$(570)	$(180)	$(1,619)
Income tax (recovery) expense
Current		(21)	69	21	69
Net loss		$(683)	$(639)	$(201)	$(1,688)
Other comprehensive income (loss):
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries		499	(100)	330	(336)
Other comprehensive income (loss), net of tax		499	(100)	330	(336)
Comprehensive income (loss)		$(184)	$(739)	$129	$(2,024)

(Loss) earnings per share
Basic	7(d)	$(0.06)	$(0.06)	$(0.02)	$(0.16)
Diluted	7(d)	$(0.06)	$(0.06)	$(0.02)	$(0.16)

See accompanying notes to the condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note	Share Capital	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total
Balance, December 31, 2020		$80,917	$10,294	$(6,497)	$(65,568)	$19,146
Net loss for the six months ended June 30, 2021		—	—	—	(1,688)	(1,688)
Other comprehensive income for the six months ended June 30, 2021		—	—	(336)	—	(336)

Transactions with owners, recorded directly in equity
Fee for normal course issuer bid	7(b)	(2)	—	—	—	(2)
Share-based compensation	7(c)	—	100	—	—	100
Total transactions with owners		(2)	100	—	—	98
Balance, June 30, 2021		$80,915	$10,394	$(6,833)	$(67,256)	$17,220

	Note	Share Capital	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total
Balance, December 31, 2021		$80,917	$10,429	$(6,640)	$(66,295)	$18,411
Net loss for the six months ended June 30, 2022		—	—	—	(201)	(201)
Other comprehensive income for the six months ended June 30, 2022		—	—	330	—	330
Share-based compensation	7(c)	—	44	—	—	44
Total transactions with owners		—	44	—	—	44
Balance, June 30, 2022		$80,917	$10,473	$(6,310)	$(66,496)	$18,584

See accompanying notes to the condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

For the six months ended June 30	Note	2022	2021
Cash (used in) provided by:
Operating activities:
Net loss for the period		$(201)	$(1,688)
Adjustments for:
Amortization of property, plant and equipment		228	187
Amortization of intangible assets	5	763	1,575
Share-based compensation	7(c)	44	100
Finance expense, net		57	238
Unrealized foreign exchange (gain) loss		35	(34)
Change in the following:
Accounts receivable		(1,201)	(92)
Inventories		249	548
Prepaid expenses		98	206
Accounts payable and accrued liabilities		1,759	(143)
Other assets		28	—
Interest received (paid), net		10	(15)
Royalties paid	6	(419)	(200)
Cash flows from (used in) operating activities		1,450	682
Investing activities:
Acquisition of property, plant and equipment		—	(161)
Acquisition of intangible assets	5	(160)	(232)
Cash flows used in investing activities		(160)	(393)
Financing activities:
Purchase of common shares under normal course issuer bid		—	(2)
Repayment of lease liability		(153)	(171)
Payment of Holdback		—	(372)
Cash flows used in financing activities		(153)	(545)
Foreign exchange gain on cash held in foreign currency		—	—
(Decrease) increase in cash and cash equivalents		1,137	(256)
Cash and cash equivalents, beginning of period		3,694	2,716
Cash and cash equivalents, end of period		$4,831	$2,460

See accompanying notes to the condensed consolidated interim financial statements.

5

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction.

In September 2019 the Company acquired ownership of ZYPITAMAG® from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, the Company previously had acquired U.S. marketing rights with a profit-sharing arrangement in December 2017. With this acquisition the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAG®. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG® was made available in retail pharmacies throughout the United States.

On December 17, 2020, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Marley Drug, Inc. (“Marley Drug”), a leading specialty pharmacy serving customers across the United States.

The Company’s ongoing research and development activities include the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company continues to seek to acquire or license additional cardiovascular products.

2.	Basis of preparation of financial statements
(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2021. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 24, 2022.

6

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

2. Basis of preparation of financial statements (continued)

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for contingent consideration and the investment in Sensible Medical which are measured at fair value.

On March 11, 2020, the COVID -19 outbreak was declared a pandemic by the World Health Organization. The outbreak and efforts to contain the virus may have a significant impact on the Company’s business. The COVID-19 outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. A prolonged economic shutdown could result in purchase order delays or the inability to collect receivables and it is possible that in the future there will be negative impacts on the Company’s operations that could have a material adverse effect on its financial results. Although the Company has adjusted some of its operating procedures in response to COVID-19, operations have not experienced any significant negative impact to date. The extent to which the pandemic impacts future operations and financial results, and the duration of any such impact, depends on future developments, which are highly uncertain at this time.

(c)	Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand dollar, except where indicated otherwise.

(d)	Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination and allocation of the purchase price of Marley Drug and the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2021:

•	Note 3(c)(ii): The valuation of the royalty obligation
•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts

Chargebacks are considered the most significant estimates and result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is estimated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimating the chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as period end, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

•	Note 3(i): The measurement and useful lives of intangible assets

7

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

2. Basis of preparation of financial statements (continued)

(d) Use of estimates and judgments (continued)

•	Note 3(o): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions
•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations
•	Note 3(I): Impairment of non-financial assets

The Company’s annual goodwill impairment test is based on value-in-use calculations that use a discounted cash flow model. These calculations require the use of estimates and forecasts of future cash flows. The recoverable amount is most sensitive to the discount rate, revenue growth rate, and operating margin. A change in any of the significant assumptions or estimates used to evaluate goodwill could result in a material change to the results of operations. The key assumptions used to determine the recoverable amount are further explained in note 9 to the consolidated financial statements for the year ended December 31, 2021.

•	Note 3(r): The incremental borrowing rate (“IBR”) used in the valuation of leases

3.	Accounts Receivable
	June 30, 2022	December 31, 2021
Trade accounts receivable	$5,839	$4,593
Other accounts receivable	124	66
	$5,963	$4,659

As at June 30, 2022, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 98% in aggregate (Customer A – 43%, Customer B – 22%, Customer C – 33%). As at December 31, 2021, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 95% in aggregate (Customer A – 38%, Customer B – 23%, Customer C – 34%).

4.	Inventories
	June 30, 2022	December 31, 2021
Finished product available-for-sale	$2,139	$2,345
Finished retail pharmacy product available for sale	268	266
Unfinished product and packaging materials	719	718
	$3,126	$3,329

Inventories expensed as part of cost of goods sold during the three and six months ended June 30, 2022 amounted to $1,952 and $3,270, respectively (2021– $1,479 and $2,829).

8

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

5.     Intangible assets

Cost	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2020	$1,181	$24,438	$4,568	$5,571	$—	$35,758
Additions	—	—	—	—	441	441
Effect of movements in exchange rates	(5)	(104)	(19)	(24)	5	(147)
At December 31, 2021	$1,176	$24,334	$4,549	$5,547	$446	$36,052
Additions	—	—	—	—	160	160
Effect of movements in exchange rates	19	399	75	91	11	595
At June 30, 2022	$1,195	$24,733	$4,624	$5,638	$617	$36,807

Accumulated amortization and impairment losses	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2020	$7	$17,332	$4,076	$747	$—	$20,219
Amortization	166	1,841	49	683	—	2,739
Effect of movements in exchange rates	2	(50)	(18)	5	—	(61)
At December 31, 2021	$175	$19,123	$4,107	$1,435	$—	$24,840
Amortization	84	286	25	344	24	763
Effect of movements in exchange rates	4	320	68	30	—	422
At June 30, 2022	$263	$19,729	$4,200	$1,809	$24	$26,025

Carrying amounts	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2021	$1,001	$5,211	$442	$4,112	$446	$11,212
At June 30, 2022	$932	$5,004	$424	$3,829	$593	$10,782

In September 2019 the Company acquired ownership of ZYPITAMAG® for the U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of U.S. $5,000 (CDN $6,622) and U.S. $2,000 (CDN $2,649) in deferred payments to be paid in equal instalments annually over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition the Company obtained full control of marketing and pricing negotiation for ZYPITAMAG®. Upon completion of the acquisition $8,930 was recorded within patents and drug approvals relating to the upfront and deferred payments and $1,457 was transferred from licenses to patents and drug approvals pertaining to the cost of the previously acquired license over ZYPITAMAG®. The fair value of the remaining deferred payments of $644 and $630 is recorded on the statement of financial position within current portion of acquisition payable and acquisition payable, respectively. The initial amortization period pertaining to the ZYPITAMAG® intangible assets was 4.3 years. During the year-ended December 31, 2021, management applied a prospective change to the amortization period of ZYPITAMAG® license to extend the amortization period of the asset by 7 years, consistent with the term of the licensing agreement. The remaining amortization period of the ZYPITAMAG® license is 8.5 years as at June 30, 2022.

9

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

5.     Intangible assets (continued)

The Company had determined there were no indicators of impairment as at June 30, 2022.

As at June 30, 2022, intangible assets pertaining to AGGRASTAT® were fully amortized.

6.     Royalty obligation

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000, payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred, estimated to be $902, and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at June 30, 2022 of $283 (December 31, 2021 – $488) of which $283 (December 31, 2021 – $423) represents the current portion of the royalty obligation.

The net change in the royalty obligation for the three and six months ended June 30, 2022 of $3 and $6, respectively, (2021 $16 and $33) are recorded within finance expense, net on the condensed consolidated interim statements of net loss and comprehensive loss. Royalties for the three and six months ended June 30, 2022 totaled $109 and $226, respectively, (2021 – $126 and $231) with payments made during the three and six months ended June 30, 2022 of $419 and $419, respectively (2021 – $123 and $219).

10

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

7. Capital Stock

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2020	10,251,313	$80,917
Balance, shares outstanding December 31, 2021	10,251,313	$80,917
Balance, shares outstanding June 30, 2022	10,251,313	$80,917
(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,050,262 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.

Changes in the number of options outstanding during the three months ended June 30, 2022 and 2021 is as follows:

Three months ended June 30	2022		2021
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	806,400	$3.72	1,325,308	$3.56
Granted	20,000	1.20	—	—
Forfeited, cancelled or expired	(2,400)	(4.95)	(56,375)	(6.25)
Balance, end of period	824,000	$3.66	1,268,933	$3.44
Options exercisable, end of period	785,000	$1.67	1,145,608	$3.14

11

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

7.    Capital Stock (continued)

(c)	Stock option plan (continued)

Options outstanding as at June 30, 2022 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	0.86 years	$0.30	185,000
$0.31 - $1.50	110,000	4.23 years	$1.12	110,000
$1.51 - $3.00	100,900	2.51 years	$1.90	100,900
$3.01 - $5.00	198,600	1.99 years	$4.95	159,600
$5.01 - $7.30	229,500	0.52 years	$7.24	229,500
$0.30 - $7.30	824,000	1.69 years	$3.60	785,000

Compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the three and six months ended June 30, 2022 is $27 and $44, respectively (2021 – $48 and $100). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

(d)	Per share amounts

The following table reflects the share data used in the denominator of the basic and diluted (loss) earnings per share computations for the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Weighted average shares outstanding for basic earnings per share	10,251,313	10,251,313	10,251,313	10,251,313
Effects of dilution from:
Stock options	—	—	—	—
Weighted average shares outstanding for diluted earnings per share	10,251,313	10,251,313	10,251,313	10,251,313

Effects of dilution from 785,000 exercisable stock options were excluded in the calculation of weighted average shares outstanding for diluted income per share for the three and six months ended June 30, 2022 as they are anti-dilutive. Effects of dilution from 1,145,608 stock options were excluded in the calculation of weighted average shares outstanding for diluted loss per share for the three six months ended June 30, 2021 as they are anti-dilutive.

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

8.    Government assistance

During the three and six months period ended June 30, 2022, the Company did not record any government assistance resulting from the Canada Emergency Wage Subsidy. During the three and six months ended June 30, 2021, the Company recorded $81 and $122, respectively in government assistance resulting from the Canada Emergency Wage Subsidy. For the six months ended June 30, 2021, the funding has been recorded as a reduction of the related salary expenditures with $83 recorded within selling expenses, $27 recorded within general and administrative expenses and $12 recorded with research and development expenses.

9.    Commitments and contingencies

(a)	Commitments

As at June 30, 2022, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2022 – remainder of year	1,649
2023	193
2024	193
$2,035

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling US$225 annually (based on current pricing) until 2022 and €525 annually (based on current pricing) until 2022.

Effective January 1, 2022, the Company renewed its business and administration services agreement with GVI, as described in note 10(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the FDA, and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400 payable on final FDA approval. During the period ended June 30, 2021, the licensor of PREXXARTAN had been unable to provide the product for sale to the Company and after a lengthy suspension by the Company, the Company terminated its license. The Company derecognized the liability associated with PREXXARTAN and recorded the recovery in other income during the period ended June 30, 2021.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the condensed consolidated interim financial statements with respect to these indemnification obligations.

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

9.    Commitments and contingencies (continued)

(c)	Royalties

As a part of the Birmingham debt settlement described in note 6, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the three and six months ended June 30, 2022 totaled $109 and $226, respectively, (2021 – $126 and $231) with payments made during the three and six months ended June 30, 2022 of $419 and $419, respectively (2021 – $123 and $219).

Beginning with the acquisition of ZYPITAMAGTM (note 5), completed on September 30, 2019, the Company is obligated to pay royalties to Zydus subsequent to the acquisition date on net sales of ZYPITAMAGTM. During the three and six months ended June 30, 2022, the Company recorded $43 and $83, respectively, (2021 - $5 and $10) in royalties with regard to ZYPITAMAGTM. These amounts are recorded within cost of goods sold on the condensed consolidated interim statement of net (loss) income and comprehensive income. As at June 30, 2022, the Company has $222 of royalties recorded within accounts payable and accrued liabilities on the condensed consolidated interim statement of financial position (December 31, 2021 - $72).

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

14

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

10.  Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer are key management personnel for all periods.

In addition to their salaries, the Company also provides non-cash benefits and participation in the stock option plan. The following table details the compensation paid to key management personnel:

	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Salaries, fees and short-term benefits	$233	$168	$368	$356
Share-based payments	24	37	36	77
	$257	$205	$404	$433

(b)	Transactions with related parties

Directors and key management personnel control 26% of the voting shares of the Company as at June 30, 2022 (December 31, 2021 – 26%).

During the three and six months ended June 30, 2022 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $21 and $42, respectively, (2021 – $21 and $42) for business administration services, $59 and $119, respectively, (2021 – $59 and $119) in rental costs and $9 and $19, respectively, (2021 – $9 and $19) for information technology support services. As described in note 9(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the three and six months ended June 30, 2022, the Company paid GVI CDS $84 and $119, respectively, (2021 – $76 and $157) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the three and six months ended June 30, 2022, the Company paid CanAm $nil and $1 (2021 – $nil and $1) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at June 30, 2022, included in accounts payable and accrued liabilities is $85 (December 31, 2021 – $48) payable to GVI and $48 (December 31, 2021 – $61) payable to GVI CDS. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, increasing to $315 annually, effective January 1, 2017 and increasing to $331 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. Any amounts payable to A.D. Friesen Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. On September 30, 2021, the consulting agreement with A.D. Friesen Enterprises Ltd. was mutually terminated, and superseded with a new consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp.

15

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

10.  Related party transactions (continued)

(b)	Transactions with related parties (continued)

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18 per month. The aforementioned monthly fee shall be reviewed at January 1, 2023, and then annually thereafter on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement, and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. There were not any amounts payable to ADF Family Holding Corp. as a result of this consulting agreement as at June 30, 2022. Any amounts payable to ADF Family Holding Corp are unsecured, payable on demand and non-interest bearing.

Effective June 1, 2022, the Company signed a consulting agreement with their CFO, through 10055098 Manitoba Ltd., a company owned by the CFO for a monthly rate of $6,250. The aforementioned fee shall be reviewed annually on January 1. The Company can terminate the agreement with 30 days written notice, otherwise the agreement has an indefinite term. There were not any amounts payable to 10055098 Manitoba Ltd. as a result of this consulting agreement as at June 30, 2022. Any amounts payable to 10055098 Manitoba Ltd are unsecured, payable on demand and non-interest bearing.

11.  Segmented information

The Company operated under one segment, the marketing and distribution of commercial products until the acquisition of Marley Drug on December 17, 2020. After December 17, 2020, the Company operated under two segments, the marketing and distribution of commercial products and the operation of a retail and mail order pharmacy.

Revenue generated from external customers from the marketing and distribution of commercial products for the three and six months ended June 30, 2022 and 2021 was 100% from sales to customers in the United States.

During the six months ended June 30, 2022, 100% of total revenue from the marketing and distribution of commercial products was generated from six customers. Customer A accounted for 39%, Customer B accounted for 21%, Customer C accounted for 35% and the remaining three customers accounted for approximately 5% of revenue.

During the six months ended June 30, 2021, 100% of total revenue from the marketing and distribution of commercial products was generated from nine customers. Customer A accounted for 38%, Customer B accounted for 21%, Customer C accounted for 33% and the remaining six customers accounted for approximately 8% of revenue.

The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

	June 30, 2022	December 31, 2021
Canada	$564	$706
United States	9,611	9,879
Barbados	5,005	5,211
	$15,180	$15,796

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

11. Segmented information (continued)

Following the acquisition of Marley Drug, the financial measures reviewed by the Company’s chief operating decision maker are presented separately for the six months ended June 30, 2022 and June 30, 2021:

June 30, 2022	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$7,598	3,865	$11,463
Operating expenses	(7,980)	(3,390)	(11,370)
Finance expense, net	(231)	(7)	(238)
Foreign exchange loss, net	(35)	—	(35)
Income tax expense, net	(21)	—	(21)
Net loss	(669)	468	$(201)

June 30, 2021	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$6,017	4,005	$10,022
Operating expenses	(7,381)	(4,338)	(11,719)
Other income, net	491	—	491
Finance expense, net	(237)	(1)	(238)
Foreign exchange loss, net	(175)	—	(175)
Income tax expense, net	(69)	—	(69)
Net loss	(1,354)	(334)	$(1,688)

17